PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

23000807

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SEC FILE NUMBER
8-70207

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC Mail Processing
Washington, DC

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arbutus Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Park Avenue, 58th Fl
(No. and Street)

New York	NY	10166
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Skurbe	(212) 355-5515	skurbe@cc.capital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Arbutus Securities, LLC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AFFIRMATION

I, Matthew Skurbe, affirm that, to the best of my knowledge and belief the accompanying Statement of Financial Condition and supplemental notes pertaining to the firm of Arbutus Securities, LLC (hereafter referred to as the "Company"), as of December 31, 2022, are true and correct. I further affirm that neither the Company nor any member, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Matthew Skurbe
Chief Financial Officer

February 23, 2023

**Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, the Company is making this filing without a notarization.*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: (212) 492-4000
Fax: (212) 489-1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Arbutus Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arbutus Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 23, 2023

We have served as the Company's auditor since 2022.

Arbutus Securities, LLC
Statement of Financial Condition
As of December 31, 2022

Assets:		
Cash and cash equivalents	$	304,608
Prepaid expenses		19,460
Total Assets	**$**	**324,068**
Liabilities and Member's Equity:		
Liabilities:		
Accrued expenses	$	715
Due to related party		36,742
Total Liabilities	**$**	**37,457**
Member's Equity:		
Member's equity	$	286,611
Total Member's Equity	**$**	**286,611**
Total Liabilities and Member's Equity	**$**	**324,068**

The accompanying notes are an integral part of this Statement of Financial Condition.

Arbutus Securities, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Arbutus Securities, LLC ("Arbutus" or the "Company") is a Delaware limited liability company established on October 19, 2017. Arbutus is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and is a wholly-owned member of CC Capital Holdings, LP ("CC Capital Holdings"). Pursuant to FINRA Rule 1014, the Company was granted FINRA membership effective June 9, 2022, and as of the date of these financials, remains in good standing with the SEC and FINRA.

Arbutus is primarily focused on providing Mergers and Acquisitions ("M&A") advisory services and facilitating the Private Placement of securities related to (but not limited to) private equity type transactions originated or arranged by CC Capital Holdings and affiliates. The Company does not maintain individual customer accounts or hold customer securities or cash, nor does it execute securities trades or perform any type of financing transactions (i.e. securities lending or repurchase agreements).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Statement of Financial Condition is presented in U.S. dollars and prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

Making estimates may require management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the Statement of Financial Condition, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash is maintained in a major United States financial institution, which is a member of the Federal Deposit Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent the cash balances exceed federally insured limits. As of December 31, 2022, Arbutus had a cash balance of approximately $304,600 maintained in its bank account, which exceeds the FDIC insured limit of $250,000.

Prepaid Expenses

The Company can and will prepay certain expenses to facilitate operations. These include the Fidelity Bond insurance premium and the FINRA Flex spending account, used to pay FINRA fees.

Fair Value of Financial Instruments

The Company's assets and liabilities, which qualify as financial instruments, are carried at fair value or amounts approximating fair value on the Statement of Financial Condition in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures".

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

- Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Income Taxes

The Company is a single member LLC and a disregarded entity for U.S. tax purposes. CC Capital Holdings, as the Company's sole member, is responsible for reporting the Company's income or losses to the extent required by federal, state, and local income tax laws and regulations, resulting from its ownership interest in the Company. Certain state and local tax authorities levy taxes on the Company's parent based on its income. The Company has elected not to be allocated a share of the tax expense incurred by the parent in order to simplify the Company's accounting for income taxes, as allowed within FASB Accounting Standards Update ("ASU") 2019-12. Accordingly, no provision for income taxes is provided in the accompanying Statement of Financial Condition.

Income Tax Uncertainties

The Company follows ASC 740 to determine how uncertain tax positions should be recognized, measured, disclosed and presented in the accompanying Statement of Financial Condition. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the Statement of Financial Condition to comply with the provisions of this guidance as of December 31, 2022. The Company is not currently under audit by any tax jurisdiction and is not subject to audit for prior tax years, as no standalone corporate tax returns have been filed by the Company, as there was no requirement due to the Company's disregarded entity status for U.S. tax purposes.

NOTE 3. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Arbutus entered into an expense sharing agreement with CC Capital Holdings and CC Capital Partners, LLC ("CC Capital Partners" and collectively the "CC Capital Entities"), another wholly owned subsidiary of CC Capital Holdings. The CC Capital Entities provide Arbutus with certain services and access to certain resources more effectively and economically than the Company can acquire independently. The Company and CC Capital Partners are both wholly owned subsidiaries of CC Capital Holdings. CC Capital Partners acts as the main operating entity for all CC Capital related entities, being a party to contracts with vendors and paying invoices for all CC Capital related entities. On May 31, 2022, the Company and the CC Capital Entities entered into an expense sharing agreement, whereby the CC Capital Entities provides to the Company certain services and access to certain resources. These services include, but are not limited to:

A) Use of office space including furniture, office equipment, utilities, and technological equipment;
B) Administrative and support services and equipment as may be necessary for the Company to conduct its business; and
C) Payment of salaries of CC Capital Holdings employees performing duties on behalf of the Company

The expense sharing agreement allows for the allocation of expenses for certain services of the Company as well as services incurred upon the successful completion of a transaction where the Company generates fee income. These costs are to be reimbursed by the Company based on a proportionate and equitable allocation discussed in the agreement.

NOTE 4. FAIR VALUE MEASUREMENTS

The Company records all assets and liabilities at fair value and categorizes applicable assets and liabilities based on a fair value hierarchy as described in the Company's significant accounting policies in Note 2. As of December 31, 2022, the Company did not hold any assets or liabilities that are subject to being categorized in accordance with ASC 820.

NOTE 5. MEMBER'S EQUITY

For the year ended December 31, 2022, the Company received $300,000 in capital from CC Capital Holdings in the form of cash.

CC Capital Holdings has agreed to provide the Company additional capital as needed to ensure the Company has sufficient net working capital for daily operations, as well as ensuring the Company does not breach any regulatory requirements related to minimum net capital.

NOTE 6. RISK FACTORS

The Company maintains its cash with one financial institution with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Arbutus Securities, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

The Company also enters into various transactions with counterparties, which may include other broker-dealers, financial institutions, and accredited investors. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

NOTE 7. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $5,000. As of December 31, 2022, the Company had net capital of $267,151, which was $262,151 in excess of the Company's required minimum net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. As of December 31, 2022, there were no such matters outstanding. As such, the Company's exposure to such matters cannot be readily determined and estimates of future claims could not be made by management.

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through the date the Statement of Financial Condition is available for issuance on February 23, 2023, require potential adjustment to or disclosure in the Statement of Financial Condition and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.